

Mail Stop 3720

May 20, 2009

Via U.S. Mail and Fax
Mr. Stephen P. Gibson
Chief Financial Officer
Allbritton Communications Co.
1000 Wilson Boulevard, Suite 2700
Arlington, VA 22209

> **RE:** **Allbritton Communications Company**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 22, 2008 and**
> **Forms 10-Q for the quarters ended December 31, 2008**
> **and March 31, 2009**
> **Filed February 17, 2009 and May 14, 2009 respectively**
> **File No. 333-02302**

Dear Mr. Gibson:

We have reviewed your supplemental response letter dated May 7, 2009 as well as your filings and have the following comments. As noted in our comment letter dated March 20, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the quarter ending March 31, 2009
Critical Accounting Policies and Estimates

1. We note that, due to the reasons described in the Intangible Asset section of the MD&A on page 17 of your Form 10-Q for the period ended March 31, 2009, you took a significant FCC licenses impairment charge in the second quarter of fiscal year 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the FCC license impairment charge. For instance, why and by how much did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Note 2—Intangible Assets, page 4

2. To provide some transparency with respect to your accounting for goodwill, provide
   a rollforward schedule of goodwill by reporting unit. Within this schedule you should
   breakdown your goodwill balance as of September 30, 2008 by reporting unit and roll
   these balances forward through the most recent reporting period, indicating in
   quantified detail the write downs taken by reporting unit.

Other

3. We have considered carefully your response to our previous comment 3 and the
   related information provided under Exhibit A. Note that SFAS 131 uses a
   management approach for determining what information should be disclosed. The
   management approach is based on the way that management organizes segments
   within an entity for making operating decisions and assessing performance and is
   intended to assist users in being able to see an entity "through the eyes of
   management." To apply Statement 131 management should identify the company's
   operating segments, aggregate similar segments, and evaluate the significance of the
   operating segments to determine which are reportable. In accordance with Statement
   131, we believe at a minimum you should disclose three reportable segments:
   - WJLA/NC 8;
   - an aggregated segment consisting of WHTM; WBMA; KATV; KTUL; WSET-
     TV; and WCIV; and
   - CNC (Politico)
   Furthermore disclose, in accordance with paragraph 26(a) of SFAS 131, which
   operating segments were aggregated to create the reportable segments. Also, in order
   to be consistent with the objective and basic principles of the Statement and to help
   users of financial statements better understand Allbritton's performance, better assess
   its prospects for future net cash flows and make more informed judgments about the
   enterprise as a whole, you should also disclose the following:
   - That the current economic characteristics of KATV and WCIV, specifically their
     gross margins, are not similar and, therefore, would appear to preclude the
     operating segments from being aggregated;
   - That based on management's evaluation of future prospects, management expects
     that the long-term economic characteristics, in particular gross margins, of KATV
     and WCIV will converge with the economic characteristics of the other operating
     segments of the aggregated segment within a certain time period; and
   - Why management believes the long-term economic characteristics will be similar.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director